Calvert Capital Accumulation Fund, a series of Calvert World Values Fund, Inc., launched new Class Y shares on January 31, 2011.

Class Y shares are generally available only to wrap or similar fee-based programs offered by financial intermediaries that have entered into an agreement with Calvert Investment Distributors, Inc., the Fund's distributor, to offer Class Y shares to their clients. Class Y has a minimum investment amount of $2,000. Class Y has no sales load or 12b-1 fees. Class Y has a 2% redemption fee for amounts redeemed or exchanged within 30 days of purchase.